Millendo Therapeutics, Inc.

110 Miller Avenue, Suite 100

Ann Arbor, Michigan 48104

May 7, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Millendo Therapeutics, Inc.
Registration Statement on Form S-4
File No. 333-255198
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Millendo Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-255198), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on May 11, 2021, or as soon thereafter as practicable.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

MILLENDO THERAPEUTICS, INC.

By:	/s/ Louis J. Arcudi III
	Name:	Louis J. Arcudi III
	Title:	President and Chief Executive Officer

Signature Page to Acceleration Request